DREYFUS PREMIER WORLDWIDE GROWTH FUND, INC.
Statement of Investments
January 31, 2005 (Unaudited)

Common Stocks--100.5%	Shares		Value ($)
Banking--1.3%			
Fannie Mae	43,625		2,817,303
HSBC Holdings, ADR	100,000		8,303,000
			11,120,303
Basic Materials--2.0%			
L'Air Liquide, ADR	441,017		15,164,956
Yara International, ADR	142,400	a	1,678,164
			16,843,120
Capital Goods--5.4%			
Emerson Electric	110,100		7,403,124
General Electric	771,072		27,858,831
Norsk Hydro, ADR	142,400		10,916,384
			46,178,339
Consumer Durables & Apparel--3.8%			
Christian Dior	475,000		30,462,795
SONY, ADR	41,600		1,540,032
			32,002,827
Consumer Staples--4.9%			
Wal-Mart Stores	305,022		15,983,153
Walgreen	615,000		26,205,150
			42,188,303
Diversified Financials--10.9%			
American Express	319,850		17,063,998
Citigroup	603,284		29,591,080
Deutsche Bank	132,300		11,244,177
Eurazeo	121,531		10,471,275
JPMorgan Chase & Co.	299,100		11,165,403
UBS	165,000		13,378,941
			92,914,874
Energy--15.6%			
BP, ADR	510,000		30,406,200
ChevronTexaco	360,800		19,627,520
ConocoPhillips	10,000		927,900
Exxon Mobil	1,004,508		51,832,613
Total, ADR	280,158		30,130,993
			132,925,226
Food, Beverage & Tobacco--20.6%			
Altria Group	880,200		56,183,166
Anheuser-Busch Cos.	25,000		1,229,500
Coca-Cola	458,100		19,006,569
Diageo, ADR	403,500		22,156,185
Groupe Danone, ADR	1,269,400		23,623,534
LVMH Moet Hennessy Louis Vuitton	220,175		15,296,999
Nestle, ADR	375,600		24,742,650
PepsiCo	241,675		12,977,948
			175,216,551
Health Care--12.2%			
Abbott Laboratories	230,300		10,368,106
Eli Lilly & Co.	203,700		11,048,688
Johnson & Johnson	253,525		16,403,067
Merck & Co.	208,582		5,850,725
Novartis, ADR	150,000		7,182,000
Pfizer	982,754		23,743,337
Roche Holdings, ADR	550,400		29,257,200
			103,853,123

Hotels, Restaurants & Leisure--.9%

McDonald's	234,800		**7,605,172**

Household & Personal Products--5.8%

Estee Lauder Cos., Cl. A	47,500		2,144,150
L'Oreal, ADR	1,850,000		27,707,848
Procter & Gamble	365,800		19,471,534
			49,323,532

Insurance--3.3%

American International Group	28,000		1,856,120
Assicurazioni Generali	386,900		12,804,790
Berkshire Hathaway, Cl. A	95	a	8,540,500
Zurich Financial Services	31,500	a	5,235,435
			28,436,845

Media--6.5%

McGraw-Hill Cos.	231,900		20,986,950
News Corp., Cl. A	1,124,400		19,114,800
Pearson	996,944		11,561,376
Time Warner	50,215	a	903,870
Viacom, Cl. B	81,227		3,033,016
			55,600,012

Retail--.0%

Home Depot	4,505		**185,876**

Technology--6.6%

Intel	1,535,941		34,481,875
Microsoft	825,600		21,696,768
			56,178,643

Transportation--.7%

United Parcel Service, Cl. B	80,000		**5,974,400**

Total Investments (cost $600,392,347)	**100.5%**	**856,547,146**
Liabilities, Less Cash and Receivables	**(.5%)**	**(3,916,504)**
Net Assets	**100.0%**	**852,630,642**

ADR - American Depository Receipt

a Non-income producing.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.

See notes to financial statements.